Exhibit 99.1

26 September 2022

Market Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Ms,

Results of 2022 Extraordinary General Meeting

Opthea Limited (ASX: OPT)

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolution and the proxies received in respect of the resolution are set out in the attached proxy summary.

Yours faithfully

Karen Adams

Company Secretary

Opthea Limited, Suite 0403, Level 4, 650 Chapel Street, South Yarra, Victoria  3141, Australia A.C.N. 006 340 567    |    Telephone: +61 3 9826 0399    |    Website: www.opthea.com

OPTHEA LIMITED

EXTRAORDINARY GENERAL MEETING

26th September 2022

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result	If s250U applies
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 - Ratification of Tranche 1 Shares Placement	Ordinary	157,082,324 99.61%	106,595 0.07%	515,517 0.32%	14,212,393	157,597,841 99.93%	106,595 0.07%	14,212,393	Carried
2 - Issue of Tranche 2 Shares Placement	Ordinary	168,620,077 99.49%	361,717 0.21%	515,517 0.30%	2,419,518	169,135,594 99.79%	361,717 0.21%	2,419,518	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.